UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

58446X 10 7
(CUSIP Number)

Michael W. Levin c/o Media Sciences International, Inc. 8 Allerman Road Oakland, New Jersey 07436 201-677-9311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58446X 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Michael W. Levin

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only .......................................................

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,258,450

8. Shared Voting Power: None

9. Sole Dispositive Power: 1,258,450

10. Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,258,450

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11): 10.7%

14. Type of Reporting Person (See Instructions): IN

This Amendment No. 6 to Schedule 13D amends and supplements certain information provided in the initial filing of Schedule 13D, filed on June 26, 1998, as amended on July 13, 1998, October 2, 2000, March 9, 2005, November 7, 2006 and May 10, 2007 (collectively, the “Prior Schedules”).

On June 29, 2008, stock options held by Mr. Levin to purchase 240,000 shares of common stock expired unexercised. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by Mr. Levin in the Prior Schedules.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share, of Media Sciences International, Inc. The issuer is Media Sciences International, Inc. (the “Company”) and its address is 8 Allerman Road, Oakland, New Jersey 07436.

Item 2. Identity and Background

(a)       This statement is filed by Michael W. Levin, an individual.

(b)       Mr. Levin's business address is c/o Media Sciences International, Inc., 8 Allerman Road, Oakland, New Jersey 07436.

(c)       Mr. Levin's principal occupation is President and Chief Executive Officer of Media Sciences International, Inc., with an address of 8 Allerman Road, Oakland, New Jersey 07436.

(d)       Mr. Levin, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Mr. Levin, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Levin is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Michael W. Levin initially acquired beneficial ownership of 1,548,450 shares (including 32,000 shares held by his children) of common stock in June 1998 pursuant to an acquisition by the Company of Cadapult Graphic Systems Inc., a privately-held New Jersey corporation. Shareholders of Cadapult Graphic Systems Inc., including Mr. Levin and his children, exchanged their shares in Cadapult Graphic Systems Inc. for shares of the Company’s common stock.

Pursuant to a five year employment agreement that began on May 1, 1998, as amended September 1, 1998, the Company granted Mr. Levin five-year options to purchase 500,000 shares of common stock, exercisable for five years at $1.375 per share. These options were to vest only after the Company achieved certain corporate levels of earnings. These options expired unexercised in May 2003.

At various times between December 1998 and December 1999, Mr. Levin gifted 40,000 shares to various persons, including to charitable organizations.

At various times between January 1999 and May 2004, Mr. Levin transferred ownership of an aggregate of 88,000 shares to his children. Mr. Levin is deemed the indirect beneficial owner of those shares.

Between December 27, 2001 and January 11, 2002, Mr. Levin purchased an aggregate of 10,000 shares in the open market, with his personal funds, for $10,300.

In June 2003, pursuant to a five-year employment agreement that began as of July 1, 2003, the Company granted Mr. Levin five-year stock options, subject to vesting conditions, to purchase 500,000 shares of common stock. The exercise price for the stock options is $1.00 per share. As of June 2005, all stock options have vested.

On March 2, 2005, Mr. Levin sold 100,000 shares for an aggregate of $200,000 in a private transaction with MicroCapital Fund Ltd.

From December 2005 through November 2006, pursuant to a Rule 10b5-1 plan that expired on December 1, 2006, a total of 130,000 shares were sold for Mr. Levin at the rate of 2,500 shares per week in the open market at prices ranging from $2.24 to $6.15 per share.

From December 2006 through May 9, 2007, pursuant to a Rule 10b5-1 plan that commenced on December 5, 2006, a total of 115,000 shares were sold for Mr. Levin at the rate of 5,000 shares per week in the open market at prices ranging from $4.98 to $6.77 per share. Additionally, 145,000 shares were sold for Mr. Levin in the period since May 10, 2007 through November 28, 2007, as summarized in the table below.

Date of Sale	Number of Shares	Average Price	Date of Sale	Number of Shares	Average Price

5/15/2007	2500	6.120	8/28/2007	2500	5.100
5/16/2007	2500	5.754	8/29/2007	2500	5.185
5/22/2007	2500	6.153	9/5/2007	2500	5.251
5/23/2007	2500	6.108	9/6/2007	2500	5.297
5/30/2007	2500	5.916	9/11/2007	2500	5.500
5/31/2007	2500	5.903	9/12/2007	2500	5.575
6/5/2007	2500	5.940	9/18/2007	2500	5.755
6/6/2007	2500	5.930	9/19/2007	2500	5.705
6/12/2007	2500	5.760	9/25/2007	2500	5.428
6/13/2007	2500	5.658	9/26/2007	2500	5.400
6/19/2007	2500	5.898	10/2/2007	2500	5.476
6/20/2007	2500	5.857	10/3/2007	2500	5.696
6/26/2007	2500	5.772	10/9/2007	2500	5.612
6/27/2007	2500	5.660	10/10/2007	2500	5.620
7/3/2007	2500	5.770	10/16/2007	2500	5.585
7/5/2007	2500	5.794	10/17/2007	2500	5.478
7/10/2007	2500	5.784	10/23/2007	2500	5.401
7/11/2007	2500	5.750	10/24/2007	2500	5.325
7/17/2007	2500	5.750	10/30/2007	2500	5.15
7/18/2007	2500	5.730	10/31/2007	2500	5.109
7/24/2007	2500	5.848	11/6/2007	2500	4.924
7/25/2007	2500	5.957	11/7/2007	2500	4.9
7/31/2007	2500	6.003	11/13/2007	2500	4.6668
8/1/2007	2500	6.162	11/14/2007	2500	4.7419
8/7/2007	2500	5.759	11/20/2007	2500	4.1036
8/8/2007	2500	6.006	11/21/2007	2500	4.2608
8/14/2007	2500	6.000	11/27/2007	2500	4.05
8/15/2007	2500	5.818	11/28/2007	2500	4.0224
8/22/2007	5000	5.656

At various times from December 2006 to November 2007, Mr. Levin exercised stock options, which were granted in June 2003, to acquire 260,000 shares. On June 29, 2008, the remaining stock options to purchase 240,000 shares of common stock expired unexercised.

In December 2006 and December 2007, Mr. Levin gifted an aggregate of 30,000 shares to an educational institution.

Item 4. Purpose of Transaction

The purpose of Levin's initial acquisition of shares of the Company’s common stock in June 1998 was to acquire operating control of the Company.

Between December 1998 and December 1999, Mr. Levin transferred 40,000 shares to various persons, including to charitable organizations. These transactions were gifts, for which Mr. Levin did not receive consideration in return.

At various times between January 1999 and May 2004, Mr. Levin transferred ownership of an aggregate of 88,000 shares to his children. The purpose of these transactions was for personal and family financial planning.

Between December 27, 2001 and January 11, 2002, Mr. Levin purchased an aggregate of 10,000 shares in the open market, with his personal funds, for $10,300. The purchases were made for investment purposes.

On March 2, 2005, Mr. Levin sold 100,000 shares for an aggregate of $200,000 in a private transaction with MicroCapital Fund Ltd. The purpose of the transaction was for personal financial planning and diversification of his personal investment holdings.

Between December 2005 and November 2006, pursuant to a Rule 10b5-1 plan that expired on December 1, 2006, a total of 130,000 shares were sold for Mr. Levin at the rate of 2,500 shares per week in the open market. The purpose of the transaction was for personal financial planning and diversification of his personal investment holdings.

Commencing in December 2006, on a weekly basis, pursuant to a one-year Rule 10b5-1 plan that commenced on December 5, 2006, stock options held by Mr. Levin have been exercised to acquire an aggregate of 5,000 shares, and an aggregate of 5,000 shares were sold for Mr. Levin in the open market. Between December 2006 and November 2007, a total of 260,000 shares were sold for Mr. Levin pursuant to the plan. The purpose of the transactions was for personal financial planning and diversification of his personal investment holdings.

In December 2006 and December 2007, Mr. Levin transferred an aggregate of 30,000 shares to an educational institution. The transaction was a gift, for which Mr. Levin did not receive consideration in return.

Mr. Levin may make purchases of the Company’s common stock from time to time, and he may make dispositions of the Company’s common stock from time to time. Mr. Levin has no present plan to purchase shares in the open market, but may do so for investment purposes, depending on prevailing market, economic and other conditions. Mr. Levin has no present plan to dispose of any shares in the open market or in private transactions, but may do so depending on prevailing market, economic and other conditions, and for personal financial planning and diversification of his personal investment holdings.

Mr. Levin, as a shareholder, except as described above, has no plans or proposals for or regarding:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)

Any other material change in the Company’s business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Nothing set forth above should be interpreted to preclude Mr. Levin from making any plans or proposals in the future which would relate or result in any of the foregoing events or actions.

Additionally, as Mr. Levin is an officer and a director in the Company, in fulfilling his duties, Mr. Levin may from time to time present plans and proposals to the Board of Directors for its consideration, and/or support Board proposals, which may relate or result in any of the foregoing events or actions.

Item 5. Interest in Securities of the Issuer

(a)       Mr. Levin has beneficial ownership of 1,258,450 shares, or 10.7%, of the Company’s common stock. This figure includes beneficial ownership of 120,000 shares of common stock held by his minor children. The percentage is based on approximately 11,707,365 shares outstanding as of May 5, 2008.

(b)       Mr. Levin has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 1,258,450 shares of common stock, including shares held by his children. Mr. Levin does not have the shared power to vote or to direct the vote of, nor the shared power to dispose or to direct the disposition of, any other shares of common stock.

(c)       Mr. Levin did not effect any transactions in the common stock during the past 60 days, except for exercises of stock options and sales of shares, as described Item 4 of this Schedule 13D/A.

(d)       No person, other than Mr. Levin, has the right to receive or the power to direct the receipt of the dividends from or the proceeds or sale of the securities covered by this statement.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Levin’s initial acquisition of shares of the Company’s common stock in June 1998 was acquired pursuant to an Agreement and Plan of Reorganization, dated June 1998.

In May 1998, Mr. Levin was granted 500,000 stock options by the Company as part of his employment agreement.

In June 2003, Mr. Levin was granted 500,000 stock options by the Company as part of his employment agreement.

On March 2, 2005, Mr. Levin sold 100,000 shares for an aggregate of $200,000 in a private transaction with MicroCapital Fund Ltd.

Item 7. Material to Be Filed as Exhibits

The following exhibits are filed with this Schedule 13D:

Exhibit 1 – Agreement and Plan of Reorganization, dated June 1998

Exhibit 2 – Employment Agreement, as amended and restated as of September 1, 1998

Exhibit 3 – Employment Agreement, as of July 1, 2003

Exhibit 4 – Stock Purchase Agreement, dated March 2, 2005

These agreements were previously attached as exhibits to Schedule 13D/A, Amendment No. 3, filed on March 9, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2008
Date

Michael W. Levin
Signature

Michael W. Levin, Individually
Name/Title